Exhibit 99.1

FH Bielefeld University Purchases Nano Dimension’s DragonFly LDM for Additive Manufacturing of Electronics

Faculty of Engineering and Mathematics aims to create technological breakthroughs by fabricating unique high performance electronic devices

Boca Raton, Florida, April 16, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, today announced it has sold a DragonFly Lights-Out Digital Manufacturing (LDM) system to FH Bielefeld University of Applied Sciences in Bielefeld, Germany. The purchase was facilitated by Phytec New Dimensions GmbH, Mainz, Nano Dimension’s reseller in Germany. The Department of Engineering and Mathematics will be a first-of-its kind academic R&D facility in Germany that equips its lab with a DragonFly LDM for rapid prototyping, testing and verification of circuits. The printer was purchased as part of the CiMT research project. Bielefeld Institute for Applied Materials Research (BIfAM) works in partnership with manufactures and for student experimentation for the development of new applications such as circuits with complex geometries, capacitors, sensors and coils, to enable new applications with integrated circuits.

“Our goal is to rapidly advance the availability of new materials and processes so we can expand our innovation and inspire teaching and research methods for students and staff,” said Prof. Dr. Sonja Schöning, Professor at the Department of Engineering and Mathematics at the FH Bielefeld University of Applied Sciences. “With the DragonFly LDM we will be able to expand our collaborative research with industry to develop new combinations of materials for development of high-performance coils, sensors and other winning products.”

“Germany is home to a vibrant technology and academic ecosystem, with leading companies that are fostering innovation and searching for new ways to dramatically improve performance, power efficiency, size and cost of electronic devices,” said Yoav Stern, CEO and President of Nano Dimension. “With our new DragonFly LDM, researchers will be able to integrate electronics into existing structural components and improve electronic components in terms of space, weight and performance.”

Founded in 1971, FH Bielefeld is one of the first Universities of Applied Sciences in Germany. The Faculty of Engineering and Mathematics has over 3,000 students and 17 bachelor and master programs.

The DragonFly LDM printing technology is the industry’s only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry. The groundbreaking system, introduced by Nano Dimension in July 2019, is designed for Industry 4.0 and manufacturing for the Internet of Things. The DragonFly LDM is the extension of the successful DragonFly Pro precision system for printing electronic components, including multilayer printed circuit boards (PCBs), capacitors, coils, sensors, antennas and more.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor Integrated Circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential and use of its products, how FH Bielefeld University will use and benefit from Nano Dimension’s products, and that with the DragonFly LDM, researchers will be able to integrate electronics into existing structural components and improve electronic components in terms of space, weight and performance. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

PHYTEC NEW DIMENSIONS GMBH, GERMANY

Sven Dengel, CEO | s.dengel@phytec.de

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Tal Fridkin, Marketing Manager | 972-523474386 | tal.f@nano-di.com